SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of June 2022

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

5 Fleet Place

London, EC4M7RD

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

2022 Annual General Meeting of Ferroglobe PLC

On June 3, 2022, Ferroglobe PLC ("Ferroglobe" or the "Company") released its Notice of 2022 Annual General Meeting ("2022 AGM") and Annual Report and Accounts for the fiscal year ended December 31, 2021. The 2022 AGM will be held at 14:00 British Summer Time (BST) on Thursday, June 30, 2022 at Ferroglobe PLC, 13 Chesterfield Street, London, W1J 5JN, United Kingdom.

Exhibits

Reference is made to the Exhibit Index included hereto.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Annual General Meeting dated June 3, 2022

99.2	Ferroglobe PLC Annual Report and Accounts for the fiscal year ended December 31, 2021

99.3	Extracts from the 2021 Form 20-F

99.4	Form of Proxy Card for 2022 Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2022
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)